Klondex Mines Continues to Strengthen Nevada Operations Team;

Klondex to Exhibit and Present at the Vancouver Resource Show

Reno, NV & Vancouver, BC – January 14, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF), a Nevada gold exploration and development company, is pleased to announce additions to the Klondex team. John Marma joins as Chief Geologist and Lee Morrison joins as Safety Supervisor. In addition, Klondex will be exhibiting (booth #1507) at the Cambridge House Vancouver Resource Investment Conference on January 19-20, 2014 at the Vancouver Convention Centre - West and presenting on Sunday January 19 at 1:30p PST.

John Marma, M.Sc., adds 17 years of experience to the KDX team. His role as Chief Geologist will be to lead and mentor the geology team in production and exploration. Mr Marma joins from Newmont Mining Corporation where he has held increasingly senior positions for the past ten years. From 2004-2011, as part of both the Midas production and exploration geology teams, he developed successful infill and exploration drill programs. In 2011, he was transferred to Newmont’s Long Canyon, as Senior Geologist. Mr. Marma has focused his career around the exploration, development and production of underground narrow vein systems; specifically, epithermal, bonanza-style vein systems. He also has experience working in Carlin-type deposits. Among Mr. Marma’s accomplishments, he is credited with leading the Midas geology team in the discovery of the eastern veins at Midas and authoring two publications detailing the geological controls and evolution of epithermal gold-silver veins within the northern Nevada Rift, specifically related to the Midas Mine. Mr. Marma earned his Masters of Geology at the University of Wisconsin-Madison.

Lee Morrison brings to Klondex Mines over 35 years of management experience in the Safety, Security and Human Resource areas. Mr. Morrison has spent many years working at numerous mines in Northern Nevada being promoted several times within the Safety and Human Resources disciplines, including Florida & Relief Canyon, Hycroft, Mineral Ridge and Pinson. Mr. Morrison worked at the Midas mine from 1999 to 2007 and most recently from the Hollister Mine.

Paul Huet, Klondex President and CEO stated, “We welcome John and Lee, experts in narrow vein underground gold mines, to the Klondex team. As we look to complete the acquisition of the Midas Mine and Mill in February, a strong operations team is critical to our successes in Nevada.”

Klondex’s new Chief Geologist, John Marma, will present in Workshop #3 at the Vancouver Resource Investment Conference on Sunday, January 19 at 1:30 p.m. Mr. Marma will review the recent acquisition from Newmont Mining Corp. of the Midas Mine and Milling facility, progress at Klondex’s Fire Creek gold project also in Nevada, as well as review the Company’s plans and goals for 2014.

Representing Klondex will be Mike Doolin, General Manager, John Marma, Chief Geologist and Alison Tullis, Manager, Investor Relations.

About Klondex Mines Ltd. (www.klondexmines.com)

Klondex Mines is focused on the exploration and development of its high-grade Fire Creek gold deposit in north central Nevada. Fire Creek is a compelling gold project located in a mining-friendly jurisdiction, near major producers, power, transportation, mining infrastructure and its toll milling facility. As at January 9, 2014, following the closing of the Offering, the Company had 79.2 million shares issued and outstanding and 127.3 million shares fully diluted.

For more information, please contact:
Paul Huet
President & CEO
1-775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
1-647-233-4348
atullis@klondexmines.com

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about the magnitude and quality of the Fire Creek Project the results of exploration and assay sampling at the Fire Creek Project, the Company's intention and ability to monetize mineralized material, timing of the updated mineral resource estimate at the Fire Creek Project and the bulk sampling program. This forward-looking information entails various risks and uncertainties are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to the risks and hazards associated with environmental compliance and permitting for its underground operations, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.